UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NOVAGOLD RESOURCES INC.
(Exact Name of Registrant as Specified in Its Charter)

British Columbia	001-31913	N/A
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification)

201 South Main Street, Suite 400 Salt Lake City, Utah	84111
(Address of principal executive offices)	(Zip Code)

Peter Adamek
(801) 639-0511
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended November 30, 2025.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

NOVAGOLD Resources Inc. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended November 30, 2025, to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on its website at https://wp-novagold-2024.s3.ca-central-1.amazonaws.com/media/2026/04/NOVAGOLD-ESTMA-2025.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	NOVAGOLD Resources Inc. Extractive Sector Transparency Measures Act – Annual Report for the year ended November 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 26, 2026	NOVAGOLD RESOURCES INC.

	By:	/s/ Peter Adamek
Peter Adamek
Vice President and Chief Financial Officer